QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2004
COMMISSION FILE No. 1-8887

TransCanada PipeLines Limited
(Translation of Registrant's Name into English)

450 - 1 Street S.W., Calgary, Alberta, T2P 5H1, Canada
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☐                        Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                        No ☒

I

        The documents listed below in this Section and filed as Exhibits 13.1 to 13.3, 99.1 and 99.2 to this Form 6-K are hereby filed with the Securities and Exchange Commission.

13.1
Management's Discussion and Analysis of Financial Condition and Results of Operations of the registrant as at and for the period ended September 30, 2004.

13.2
Consolidated comparative interim unaudited financial statements of the registrant for the period ended September 30, 2004 (included in the registrant's Third Quarter 2004 Quarterly Report).

13.3
U.S. GAAP reconciliation of the consolidated comparative interim unaudited financial statements of the registrant contained in the registrant's Third Quarter 2004 Quarterly Report.

99.1
Schedule of earnings coverage calculations at September 30, 2004.

99.2
Comfort letter of KPMG LLP dated October 28, 2004.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRANSCANADA PIPELINES LIMITED
By:	/s/ RUSSELL K. GIRLING Russell K. Girling Executive Vice-President, Corporate Development and Chief Financial Officer
By:	/s/ LEE G. HOBBS Lee G. Hobbs Vice-President and Controller

October 28, 2004

EXHIBIT INDEX

13.1
Management's Discussion and Analysis of Financial Condition and Results of Operations of the registrant as at and for the period ended September 30, 2004.

13.2
Consolidated comparative interim unaudited financial statements of the registrant for the period ended September 30, 2004 (included in the registrant's Third Quarter 2004 Quarterly Report).

13.3
U.S. GAAP reconciliation of the consolidated comparative interim unaudited financial statements of the registrant contained in the registrant's Third Quarter 2004 Quarterly Report.

31.1
Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2
Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1
Certification of Chief Executive Officer regarding Periodic Report containing Financial Statements.

32.2
Certification of Chief Financial Officer regarding Periodic Report containing Financial Statements.

99.1
Schedule of earnings coverage calculations at September 30, 2004.

99.2
Comfort letter of KPMG LLP dated October 28, 2004.

QuickLinks

EXHIBIT INDEX